October 28, 2015

VIA EDGAR

Kevin Kuhar Accounting Branch Chief Office of Electronics and Machinery

Re : Tower Se miconductor Ltd. Form 20-F for the Fis cal Ye ar e nde d De cember 31, 201 4 File d May 14, 2015 File No. 0-24790

Dear Mr. Kuhar:

This letter is submitted in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission in your letter of September 30, 2015 (the “Letter”) regarding the above-captioned filing (the “2014 Annual Report”) of Tower Semiconductor Ltd. (the “Company”). To aid in the Staff’s review, the Company has included excerpts of the Staff’s comments in italics and the headings and numbers correspond to the headings and numbers in the Letter.

Form 20-F for the Fiscal Year ended December 31, 2014

B. Liquidity and Capital Resources

Our Operations in Japan, page 53

1.
We note the significance of your impairment and restructuring charges during the year ended December 31, 2014. To help an investor better understand these charges, in future filings,  please revise the results of operation section of MD&A to include a clear summary of the restructuring plan that addresses the following:

•	Describe any adverse economic, business, competitive, or other circumstances that led you to undertake the restructuring plan that resulted in the impairment and other charges.

•
Quantify the expected effects on future operating income (i.e., the amount by which you expect expenses to decrease) and cash flows including the period the effects are expected to be realized. In this regard, please also discuss how your revenues may be adversely affected by the restructuring actions.

•	Disclose whether you have realized the anticipated savings. If the anticipated savings are not achieved as expected or are achieved in periods other than as expected, please

•	Disclose these facts. Also, disclose the reasons for any such differences and discuss the likely effects on future operating results and liquidity.

Please refer to SAB Topic 5-P.4 and Item 303(A)(3) of Regulation  S-K for guidance.

Response: We accept your comments and request for additional data and will revise our future filings to include the disclosures described in the Letter.

Consolidated Financial Statements Consolidated Statements of Cash Flows, page F-6

2.
We see that you present a non-GAAP measure called Operating Cash Flows excluding Nishiwaki Fab Closure Employee Related Retirement Costs on the face of this statement. Please tell us how your presentation complies with Item 10(e)(1)(ii)(C) of Regulation  S- K, or confirm that you will revise the statement in future filings  to remove the measure in compliance with the guidance.

Response: We accept your comment and will revise the statement in future filings to remove the measure in compliance with the guidance in Item 10(e)(1)(ii)(C) of Regulation S- K.

Note 3 – TowerJazz Panasonic Semiconductor Co., Ltd. Establishment,  page F-15

3. •	Describe for us the specific types of assets acquired and liabilities assumed and tell us Panasonic’s historical cost basis associated with each significant classification.

•	Tell us the methodologies utilized to value each type of asset acquired and liability assumed, and describe the significant assumptions in each model.

•      Describe for us how pricing for products sold to Panasonic will be established.

Response:

Types of and fair value of assets transferred from Panasonic to TPSCo:

Fair Value of Acquired Assets ($ Million)
Cash	58
Other current asset	3
Work in process inventory	30
Machinery and equipment (*)	245
Intangible assets	25
Total	361

No liabilities were assumed by TPSCo.

 (*) Historical cost basis in Panasonic books was approximately JPY 165 billion, or approximately $1.65 billion (using an average exchange ratio of 100 JPY to each $1).

The methodologies used- to value each type of asset acquired assumed and the significant assumptions in each model were as follows:

Machinery and Equipment:

Machinery and equipment were valued based on fair value as defined by ASC 820 Fair Value Measurements and Disclosures. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. A fair value measurement assumes the highest and best use of the asset by market participants that would maximize the value of the asset within which the asset would be used. The Sales Comparison approach was used to determine the value of 96% of the machinery and equipment. In using this approach the appraiser derived the value indication by comparing the equipment being valued to similar assets that have been sold recent to the transaction, applying appropriate units of comparison. The appraiser relied mainly on: review of other transactions, third party information related to actual sales of similar assets and used equipment dealer opinions.

For 4% of the machinery and equipment in respect of which no market data or limited asset information was available, the Company utilized the cost approach to arrive at the value conclusions. In utilizing the cost approach, the appraiser used the historical cost of the respective assets, adjusted for inflation, physical obsolescence, functional obsolescence and economic obsolescence.

Intangible assets:

The intangible assets comprised of acquired Intellectual Property (“IP”) and acquired trade name. The value of these assets was determined using the Relief-from-Royalty Method ("RFR"), whereby the value of the identified assets is equal to the avoided royalty payments to use such assets if they were not already owned. Royalty payments were determined by applying a royalty rate, estimated at approximately 4% and 1.5% for the acquired IP and the acquired trade name, respectively, to the prospective revenue attributable to such assets, adjusted to tax effect and discounted to present value at the weighted average cost of capital.

Inventory:

The substantive portion of the amount is comprised of work in process inventory. The fair value of work in process revenues was determined based on the future selling price, per the contractual agreement between Tower and Panasonic, of identical inventory items to be manufactured by TPSCo during 2014 and subsequent to the acquisition date, less (a) estimated costs to completion of such WIP items as of the date of acquisition and (b) normal margins on such items.

Pricing of products to be sold to Panasonic:

TPSCo and Panasonic signed a five year manufacturing agreement in April 2014. According to the agreement, Panasonic will purchase products from TPSCo in a purchase price that shall be negotiated between the parties every year. The prices that were agreed for the first year were negotiated between the parties and were established based on several factors, including market prevailing prices, Tower's experience in pricing to its foundry customers over the 20 years since its formation and the nature of any technology used. The prices agreed between the parties implemented a regressive price per product for gradually increasing amount of orders from the customer, as such volume discounts are common in the industry.

4.
You disclose that the fair values of TPSCo’s assets and liabilities are based on a valuation performed by third party professional valuation experts.  Please revise future filings to clarify the nature and extent of the third party valuation experts’ involvement and management’s reliance on the work of the valuation experts.  Refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, and would be applicable to the extent your Form 20-F is incorporated by reference into any registration statement.

Response: We accept your comment and will revise in future filings the related disclosure to clarify the nature and extent of the third party valuation experts’ involvement and management’s reliance on the work of the valuation experts In connection with such disclosure we will refer to the guidance in the Staff’s response to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections.

Note 4 – Restructuring of Japan Operations, page F-17

5.
Please describe for us the specific assets that were impaired, and tell us where, and the amounts at which you presented the assets on the consolidated balance sheet prior to impairment.   Tell us how you determined the fair value of the assets when measuring the impairment loss and describe the valuation methodology utilized.   Refer to ASC 360-10- 35.

Response: The specific assets that were impaired are the fixed assets of Nishiwaki manufacturing facility, which operation has been ceased, which includes machinery and equipment, land and buildings and intangible assets. Prior to the impairment, the assets were presented on the consolidated balance sheet as follows:

o	Machinery and equipment: $57.2 million
o	Land and building: $29.2 million
o	Intangible assets: $3.4 million.
o	Total assets $89.8 million.

We determined the fair value of the machinery and equipment assets when measuring the impairment based on sale contracts signed with some buyers that we engaged to sell the machinery and equipment. The machinery and equipment were impaired to the amount which equals the total sales proceeds less decommissioning and restoration expenses. For the land and building, no potential buyer was identified and no alternative use was planned, hence we impaired it to a zero value. For the intangible assets, there was no alternative use, nor other potential demand available to them, hence we impaired it to a zero value.

6.
Please revise this note in future filings to provide all the disclosures required ASC 420- 10-50-1. For each major type of cost, please disclose the total expected to be incurred and a reconciliation of the beginning and ending liability balances of the restructuring program.

Response: We accept your comment and will revise future filings accordingly.

Note 9 - Intangible Assets, Net, page F-19

7.	Please revise this note in future filings to separately state the amount of accumulated amortization of intangible assets as required by Rule 5-02(16) of Regulation S-X.

Response: We accept your comment and will revise future filings accordingly.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We appreciate your time and attention to the Company's response.  Should you have any additional questions or concerns, please email me at orenshi@towersemi.com.

Sincerely, /s/ Oren Shirazi Oren Shirazi CFO, Senior VP of Finance